Filed by Hubbell Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Act of 1934

Subject Company: Hubbell Incorporated

Commission File No. 1-02958

The following was distributed to employees of Hubbell Incorporated on August 24, 2015

A Message from Chairman, President and Chief Executive Officer Dave Nord

I am writing to share that earlier this morning, we announced a plan to reclassify Hubbell’s two classes of common stock into a single class structure. We also announced that our Board of Directors has authorized the repurchase of an additional $250 million of common stock, which brings our overall available share repurchase authorization to approximately $400 million.

Our Board believes that the proposed reclassification is an important step for Hubbell and is confident that it is in the best interests of Hubbell and our shareholders. We expect the proposed reclassification will better align voting rights with the economic interests of our shareholders and maximize the efficiencies of a single-class share structure. In addition, our simplified capital structure will provide a solid foundation as we continue to execute our One Hubbell strategy, operate with discipline, and pursue strategic growth initiatives to drive shareholder value for many years to come.

Importantly, today’s announcement will have no impact on your day-to-day operations and it remains business as usual at Hubbell.

If you are interested in learning more about today’s announcement, you can access additional materials on Hubbell’s website, Here. All media inquiries regarding this announcement should be addressed to:

Maria Lee, Vice President, Corporate Strategy and Investor Relations, Hubbell Incorporated

40 Waterview Drive

Shelton, Connecticut 06484

475-882-4935

mrlee@hubbell.com

On behalf of the Board and management team, I want to thank you for all of your hard work and contributions to making Hubbell the great company it is today. We remain very excited about our future and I look forward to our continued success.

David G. Nord

Forward-Looking Statements

This document contains “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. These include statements about our expected future actions and are based on our reasonable current expectations. In addition, all statements regarding the reclassification or share repurchase and expected associated costs and benefits, the likelihood of satisfaction of certain conditions to the completion of the reclassification, whether and when the reclassification will be completed and expected future financial performance are forward looking. Forward-looking statements may be identified by the use of words, such as “believe”, “expect”, “anticipate”, “intend”, “depend”, “should”, “plan”, “estimated”, “predict”, “could”, “may”, “subject to”, “continues”, “growing”, “prospective”, “forecast”, “projected”, “purport”, “might”, “if”, “contemplate”, “potential”, “pending,” “target”, “goals”, “scheduled”, “will likely be”, and similar words and phrases. Discussions of strategies, plans or intentions often contain forward-looking statements. Important factors, among others, that could cause our actual results and future actions to differ materially from those described in forward-looking statements include, but are not limited to: failure to receive the requisite approvals of our shareholders necessary to achieve the reclassification; any other delays with respect to, or the failure to complete, the reclassification; the ability to carry out future transactions and strategic investments, as well as the acquisition related costs; unanticipated difficulties realizing expected benefits anticipated when enter into a transaction; future repurchases of common stock; any changes in accounting principles, interpretations, or estimates; and the factors described in our Securities and Exchange Commission (the “SEC”) filings, including the “Business”, “Risk Factors” and “Quantitative and Qualitative Disclosures about Market Risk” sections in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 and the Company’s Annual Report on Form 10-K for the year ended December 31, 2014. Any such forward-looking statements are not guarantees of future performances and actual results, developments and business decisions may differ from those contemplated by such forward-looking statements. The Company disclaims any duty to update any forward-looking statement, all of which are expressly qualified by the foregoing, other than as required by law.

Additional Information

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Company intends to file with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4, which will contain a proxy statement/prospectus in connection with the proposed reclassification. Shareholders are urged to read the proxy statement/prospectus when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about the Company, without charge, at the SEC’s website, www.sec.gov, and on the Investor Relations page of the Company’s website at http://www.hubbell.com/Investor/SECFilings.aspx. Copies of the proxy statement/prospectus and other Company filings with the SEC can also be obtained, without charge, by directing a request to Hubbell Incorporated Investor Relations, by phone to (475) 882-4000, or in writing to Hubbell Incorporated, 40 Waterview Drive, Shelton, Connecticut, 06484.

The directors and executive officers of the Company and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed reclassification. Information regarding the Company’s directors and executive officers is available in the Company’s most recent proxy statement, dated March 18, 2015, for the Annual Meeting of Shareholders held on May 5, 2015, which was filed with the SEC on March 18, 2015, and the Company’s other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the proxy statement/prospectus when it becomes available.